FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement which will be published in the press in Brazil on 27 February 2009 by HSBC Seguros (Brasil) S. A., a 97.9 per cent directly held subsidiary of HSBC Bank Brasil S.A.

27 February 2009

HSBC'S INSURANCE OPERATIONS IN
BRAZIL
RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008 - HIGHLIGHTS

The financial statements have been prepared and presented in accordance with the provisions of the Corporate Laws 6.404/76 and 11.638/07, which require adherence to Brazilian GAAP

(generally accepted accounting principles), and have been audited by KPMG.

HSBC Seguros (Brasil) S. A. is required to file financial information for each semester and this information must be made available to the market. For the year ended 31 December 2008, the publication deadline established by the local regulator (Superintendency of Private Insurances - SUSEP) is 27 February 2009. Given that the financial information should be available in the public domain, HSBC has elected to file this release.

The financial statements of HSBC Seguros (Brasil) S. A. are presented on a consolidated basis comprising the following subsidiaries:

HSBC Vida e Previdência (Brasil) S. A.;
HSBC Empresa de Capitalização (Brasil) S. A.; and
HSBC Capitalização (Brasil) S. A.

Figures are stated in both Brazilian reais (BRL) and US dollars (US$).

Financial highlights for the year ended 31 December 2008
•

Net profit of BRL411 million (US$224 million) in 2008, up 99.5 per cent compared to BRL206 million (US$106 million) in 2007.

•

Operating income of BRL666 million (US$363 million) in 2008, up 113.1 per cent compared to BRL312 million (US$160 million) in 2007.

•

Earned premiums down 4.1 per cent from BRL612 million (US$315 million) in 2007 to BRL587 million (US$320 million) in 2008.

•

Insurance claims down 3.8 per cent from BRL207 million (US$106 million) in 2007 to BRL199 million (US$108 million) in 2008.

•

Operational expenses reduced by 46.3 per cent from BRL366 million (US$188 million) in 2007 to BRL197 million (US$107 million) in 2008.

•

Technical reserves up 15.7 per cent from BRL4,843 million (US$2,718 million) at 31 December 2007 to BRL5,606 million (US$2,405 million) at 31 December 2008.

•

Total assets up 19.2 per cent from BRL6,056 million (US$3,399 million) at 31 December 2007 to BRL7,219 million (US$3,097 million) at 31 December 2008.

•

Return on average shareholders’ equity of 38.0 per cent in 2008, compared to 25.7 per cent in 2007.

Overview

HSBC Seguros (Brasil)
S.A.
 recorded a net profit of BRL411 million (US$224 million) in 2008, an increase of 99.5 per cent compared to BRL206 million (US$106million) in 2007.

Profit before tax increased by 111 per cent to BRL670 million (US$365 million) in 2008, from BRL318 million (US$163 million) in 2007.

Total assets increased by 19.2 per cent as a result of focused sales activity during 2008.

In 2008, HSBC Brasil recognised an exceptional net gain of BRL162 million (US$88 million) following the conclusion of a tax-related legal case.

The combined ratio of HSBC Seguros (Brasil)
S.A.
 has improved from 69.2 per cent to 42.4 per cent, following lower administrative expenses.

An average rate of exchange for 2008 was used to convert the Brazilian real to US dollar in the profit and loss accounts, and a year-end rate used for the balance sheet.

Media enquiries to:

Antonio Carlos Seidl
Senior Press Officer
+55 11 38 47 57 85
aseidl@hsbc.com.br

Roberto Tadeu Carneiro	Alcides Ferreira Filho
CFO Insurance Brasil	CAO HSBC Brasil
+55 41 37 77 81 62	+55 41 37 77 81 14
roberto.t.carneiro@hsbc.com.br	alcides.ferreira@hsbc.com.br

Notes to editors:

1. HSBC Seguros (Brasil) S. A.
HSBC Seguros (Brasil)
S.A.
 is a subsidiary of HSBC Bank Brasil S.A. - Banco Mú
ltiplo, and it is part of an integrated financial services business, with a total of 886 employees at 31 December 2008. The company manufactures life, personal accident policies, capitali
s
ation and pension plans, sold through the HSBC Brazil branch network, as well as independent brokers.

2. HSBC Holdings plc
The HSBC Group serves over 100 million customers worldwide through some 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: February 27, 2009